Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
57492 Onaga Trail ∙ Yucca Valley, California 92284
1410 Washington Drive ∙ Stafford, Virginia 22554
(248) 515-6035 (Telephone) ∙ (248) 751-6030 (Facsimile) ∙ sharondmac@att.net

*Admitted in Michigan

11 May 2012

Alexandra M. Ledbetter
Staff Attorney
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Stakool, Inc. f/ka Mod Hospitality, Inc.
      Amendment No. 3 to Form 8-K
      Filed March 22, 2012
      File No. 0-24723

Dear Ms. Ledbetter:

We are in response of your letter dated April 20, 2012 and pursuant to our telephone conversation, you requested a response dated no later than May 11, 2012; unfortunately, we were unable to get it filed on Friday; however, I would like to take this opportunity to respond to same.

Section 1 – Registrant’s Business and Operations, page 2

Item 1.01 – Entry into a Material Definitive Agreement, page 2

1.
 Please revise your disclosure to be more specific about the status of the June 16, 2011 Agreement of Sale and Purchase and the current operations of Dream Apartments TV, Hong Kong Orient Express and Anthus Life.  It is our understanding that:

•	All terms of the Agreement of Sale and Purchase have not yet been completed;
•	The operations of Dream Apartments and Hong Kong Orient Express are dormant; and
•	Anthus Life has engaged a manufacturer for its energy bars and has commenced sales.

      Clarify also your plan to “develop” Dream Apartments and Hong Kong Orient Express.

Response:  All of the terms and conditions of the Agreement of Sale and Purchase between Stakool, Inc. and Anthus Life Corp have not been completed.  There continues to be an outstanding amount owed to the previous management of Stakool, Inc. and its designees as well as outstanding stock that has not yet been turned over to the current management of Stakool, Inc.

Additionally, in Section 1.01, Entry into a Material Definitive Agreement, and under the subheading “History of Stakool, Inc.” a description of the development of Dream Apartments and Hong Kong Orient Express was given with the statement that there was continued development of both Dream Apartments and Hong Kong Orient Express.  Although Anthus Life, Corp purchased both of these wholly owned subsidiaries of Stakool, Inc. under the Agreement of Sale and Purchase between Stakool, Inc. and Anthus Life Corp., neither of these two entities are currently being developed and operations of both are currently dormant.

Further, the agreement entered into with the manufacturing plant for Anthus Life Energy Bars has been an ongoing verbal agreement.  They have been manufacturing the product since June 2009 and have agreed (verbally) to continue to do so, for as long as we need production of our bars.

We have revised our disclosure on the amended 8-K to more clearly set out the above-referenced facts regarding Dream Apartments and Hong Kong Orient Express as well as the fact that the agreement with our manufacturer is verbal.

Section 4 – Matters Related to Accountants and Financial Statements, page 28

Item 4.01 – Changes in Registrant’s Certifying Accountant, page 29

2.
We again note your disclosure stating your intention to engage Silberstein Ungar, PLLC as your independent accountant.  Please revise to provide all of the disclosures required by Item 304 of Regulation S-K regarding this change in the reporting entity’s independent accountant (i.e., from Malcolm Pollard, Inc. to Silberstein Ungar, PLLC).  Please also file a letter from your former independent accountant as Exhibit 16 to your amended Form 8-K, stating whether they agree with this disclosure or the extent to which they do not agree.

Response: The former accountant, Malcom Pollard, Inc. was the independent accountant for Stakool, Inc.; Silberstein Ungar, PLLC was the independent accountant for Anthus Life Corp.  Upon the Purchase and Sale of Stakool, Inc., to Anthus Life, Corp., Peter Hellwig, President of Anthus Life, made the decision to retain Silberstein Ungar as its independent accountant going forward with Stakool, Inc.  When an Exhibit 16 Letter was requested by counsel of Malcom Pollard, Inc. they steadfastly refused to provide same.  Under allegations that the previous management of Stakool, Inc. did not satisfy an unpaid account at Malcolm Pollard, Inc., Malcolm Pollard continues to refuse to produce a letter for us to include as Exhibit 16.  Silberstein Ungar, PLLC has prepared the financial statements of Anthus Life Corp. since January 2011 and it has agreed to allow us to utilize its services as Stakool, Inc.’s independent accountant.

Malcolm Pollard has not indicated to the company that there were any disagreements with its firm, resolved or not, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the its satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

Neither Mr. Hellwig nor anyone from the Company consulted with Silberstein Ungar with regard to the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the company’s financial statements; instead, Mr. Hellwig requested Silberstein Ungar move forward as its independent accountant and provide audited financial statements for Stakool, Inc.

Exhibits

3.
We note your response to comment 9 in our letter dated February 3, 2012 and in particular, your determination not to file your agreement with your manufacturer “for purposes of preventing customers and private label opportunities from circumventing the Company in attempts of securing their own manufacturing source.”  Please file this agreement, as required by Item 601(b)(10) of Regulation S-K.  If appropriate, you may request confidential treatment for sensitive portions of it pursuant to Exchange Act Rule 24b-2.  For guidance on requesting confidential treatment, see Staff Legal Bulletin No. 1 (February 28, 1997) available at: http://www.sec.gov/interps/legal/slbcflr.htm.

Response: Recently I have been informed that there is no written agreement with the manufacturer who manufactures the Anthus energy bar.  Instead, the agreement is verbal, albeit the intention of the agreement is long term, and the manufacturer produces the product upon request and purchase order.

4.
We note that you have redacted portions of your consulting agreement with Shannon Miller Lifestyle without requesting confidential treatment pursuant to Exchange Act Rule 24b-2.  Please re-file this exhibit either in its entirety or with an accompanying request for confidential treatment pursuant to Rule 24b-2.

Response:  Rather than request confidential treatment of the Agreement made with Shannon Miller Lifestyle, we have revised the information in the Amended 8-K relative to the Agreement to include information regarding the terms and the dates of the Agreement and have eliminated this Agreement from the Exhibit List.  The Agreement entered into with Shannon Miller Lifestyle is not “material,” as defined in 601(b)(10)(ii)(A)-(D) of Regulation S-K (17 CFR 229.601 (b)(10)(ii)(A)-(D), which states, in pertinent part:

10) Material contracts. (i) Every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing…

(ii) If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:

(A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

(B) Any contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent;

(C) Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or

(D) Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

The Agreement with Shannon Miller was made in the ordinary course of business, and does not fall under any of the above-referenced categories; therefore, we respectfully remove the agreement from the Exhibit List, and have placed the information regarding the Agreement with Shannon Miller under Item 8 – Other Events and reads as follows:

Shannon Miller Lifestyle – Anthus Life has entered into an agreement with Shannon Miller Lifestyle wherein Shannon Miller, seven-time Olympic Medalist in gymnastics, has agreed to make a set number of appearances on the company’s behalf as a spokesperson for the Company, specifically endorsing one of the product lines of the company.  Additionally, Shannon Miller will utilize her website and social media, shannonmillerlifestyle.com, to raise awareness about the product.  In exchange for Ms. Miller’s appearances and for the use of her website, Ms. Miller will receive reasonable compensation, 700,000 shares of Stakool, Inc. restricted common stock, and four boxes of product per month.  Ms. Miller’s contract is renewable and/or terminable upon mutual agreement of both parties.

5.
We note that Exhibits 10.3, 10.4, 10.5 and 10.6 do not contain conformed signatures and that Exhibits 10.5 and 10.6 are undated.  Please refile these exhibits with conformed signatures and dates to indicate that the exhibits represent the executed versions.

Response:  Exhibit 10.3 has been removed; Exhibits 10.4, 10.5 and 10.6 have been refiled with conformed signatures.  Additionally, although Exhibit 10.5 appears to be undated, Exhibit 10.6 is dated 23 January 2012 by Peter Hellwig and Kyle Gotshalk and Exhibit 10.6 is an amendment correcting Exhibit 10.5.

Further, and in connection with this response, we acknowledge and understand the following:

∙           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

∙	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

∙	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or to contact Peter Hellwig at (904) 425-1209.

With best regards,

/s/ Sharon D. Mitchell
Sharon D. Mitchell

cc: Peter Hellwig, President, Stakool, Inc.